OMB APPROVAL

                                          OMB Number                   3235-0145
                                          Expires:               August 31, 1999
                                          Estimated average burden
                                          hours per response...............14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          WaveRider Communications Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.001 1
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
--------------------------------------------------------------------------------
                                    943570101
                  ---------------------------------------------
                                 (CUSIP Number)


                              Brian G. Lloyd, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------

   1 This statement amends a statement filed on Schedule 13D with respect to the Series B Preferred Stock, par value $.001, of the issuer. Such prior statement should have identified the Title of the Class of Securities as the Common Stock, par value $.001, of the Issuer.

SEC 1746 (10-97)                Page 1 of 23

CUSIP No. 943570101
-------------------             SCHEDULE 13D

--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Stephen Grant
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)(a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)
      Not applicable
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Canada
--------------------------------------------------------------------------------
                           7       Sole Voting Power
   Number of                       1,820,500
     Shares              -------------------------------------------------------
  Beneficially             8       Shared Voting Power
   Owned by                        None
      Each               -------------------------------------------------------
   Reporting               9       Sole Dispositive Power
     Person                        1,820,500 2
      With               -------------------------------------------------------
                           10      Shared Dispositive Power
                                   None
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,820,000
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      4.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

----------------------
   2 Notwithstanding the indication herein that the Reporting Person has sole dispositive power with respect to the securities identified herein, such securities are subject to that certain Escrow Agreement described in Item 6 below and as such are subject to cancellation by the issuer.

SEC 1746 (10-97)                Page 2 of 23

CUSIP No. 943570101
-------------------             SCHEDULE 13D

Item 1. Security and Issuer

     (a) Title of Class of Equity Securities: Common Stock, par value $.001 (the "Common Stock")

     (b)  Name of Issuer: WaveRider Communications Inc. (the "Issuer")

     (c) Address of Issuer's Principal Executive Office: 235 Yorkland Blvd., Suite 1101, Toronto, Ontario, Canada M2J 4Y8

Item 2. Identity and Background

     (a)  Name: Stephen Grant (the "Reporting Person")

     (b) Residence address/business address: 3702 Wilho Road, Sorrento, B.C., Canada, V9E 1W0

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Vice President, Business Development of the Issuer

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          None

     (f)  Citizenship: Canada


Item 3. Source and Amount of Funds or Other Consideration     Not applicable


Item 4. Purpose of Transaction       Not applicable because the reduction of the
Reporting Person's beneficial ownership to below 5% was the result of a change in the conversion ratio of the Series B Preferred Stock to shares of the Common Stock. See Item 5(c) below.

SEC 1746 (10-97)                Page 3 of 23

CUSIP No. 943570101
-------------------             SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 1,820,500 shares of the Common Stock or 4.6% of the outstanding shares of the Common Stock.

     (b) The Reporting Person has the sole power to vote and direct the disposition of 1,820,500 shares of the Common Stock. 3

     (c) On April 24, 1998, the Reporting Person effected a conversion of 600,000 shares of the Series B Voting Convertible Preferred Stock, par value $.001, of the Issuer (the "Series B Preferred Stock") into 1,500,000 shares of the Common Stock at a rate of 2.5 shares of Common Stock for each share of the Series B Preferred Stock. The conversion was effected following a reduction in the conversion ratio of the Series B Preferred Stock to the Common Stock. The change in the conversion ratio reduced the beneficial ownership of the Reporting Person to below 5%.

     (d)  Not applicable

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on April 24, 1998.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person is a party to the following agreements relating to the securities of the Issuer:

     (a) That certain Escrow Agreement, dated March 16, 1998, among the Issuer, William E. Krebs, as escrow agent, and the holders of the Common Stock issued upon conversion of the Series B Preferred Stock (the "Stockholders") which provides that 1,625,000 shares of the Common Stock beneficially owned by the Reporting Person are to be held in escrow. The shares will be released from time to time upon satisfaction of certain performance criteria as set forth in the Escrow Agreement. If all of the performance criteria are not satisfied by February 7, 2002, then the shares which have not been released may be canceled. The Board may extend the date by which such performance criteria must be satisfied until February 7, 2004 after which time all shares that have not been released will be canceled.

     (b) That certain Shareholders Agreement, dated March 16, 1998, among the Issuer and the Stockholders which provides among other things that the Stockholders would execute the Escrow Agreement identified above.

     (c) That certain Share Exchange Agreement together with supplemental agreement thereto, both executed on May 13, 1997, between the Issuer

--------------------------
   3      See Note 2 on page 2 above.

SEC 1746 (10-97)                Page 4 of 23

CUSIP No. 943570101
-------------------             SCHEDULE 13D

          and each of the shareholders of Major Wireless Communications Inc., as amended which was filed with the prior filing of the Reporting Person on Schedule 13D.

     (d) That certain Amendment to Share Exchange Agreement, dated March 16, 1998, between the Issuer and each of the holders of the Series B Convertible Preferred Stock, par value $.001 per share, of the Issuer which provides for a change in the conversion ratio of such Series B Convertible Preferred Stock.

Item 7. Material to Be Filed as Exhibits

     (a)  Amendment to Share Exchange Agreement, dated March 16, 1998.

     (b)  Escrow Agreement, dated March 16, 1998.

     (c)  Shareholders Agreement, dated March 16, 1998.

SEC 1746 (10-97)                Page 5 of 23

CUSIP No. 943570101
-------------------             SCHEDULE 13D

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1998                      /s/ Stephen Grant
----------------------------------       ---------------------------------------
Date                                     Stephen Grant



SEC 1746 (10-97)                Page 6 of 23

                              List of Exhibits
                              ----------------

Exhibit A -  Amendment  to Share  Exchange  Agreement,  dated  March  16,  1998.
---------

Exhibit B -  Escrow Agreement, dated March 16, 1998.
---------

Exhibit C -  Shareholders Agreement, dated March 16, 1998.
---------



SEC 1746 (10-97)                Page 7 of 23

                                  Exhibit A
                                  ---------

                      AMENDMENT TO SHARE EXCHANGE AGREEMENT

Between:

WaveRider Communications Inc., (formerly Channel i Inc.), incorporated under the laws of the State of Nevada, United States of America, with offices at 595 Howe Street, Suite #204, Vancouver, B.C., Canada, V6C 2T5
(hereafter referred to as the "Purchaser")

and:

That Party identified on the Signature Page hereof, being one of the holders of shares of Series B Voting Convertible Preferred Shares in the capital stock of the Purchaser, (hereafter referred to as the "Vendor"),

Whereas:

A. The parties hereto are subject to the terms of an agreement entitled "Share Exchange Agreement", together with a further agreement collateral and supplemental to the first, both agreements having been executed the 13th day of May, 1997;

B. Under the terms of the said agreements taken together, the Vendor, along with certain other parties, (herein collectively referred to as the "Other Vendors"), is entitled to certain Convertible Preferred Shares in the capital stock of the Purchaser known as Series B Voting Convertible Preferred Shares, the conversion of which into Common shares of the Purchaser is subject to the attainment of certain performance criteria by Major Wireless Communications Inc.;

C. It has been determined by the Vendor, in concert with all the other Vendors subject to the transaction, that it is in its best interests to modify the said agreements as more particularly set forth herein;

Now Therefore, in consideration of the premises and the mutual covenants, terms and conditions herein, the parties agree as follows:

1. Paragraph 1.01 (b) as contained in the Share Exchange Agreement is hereby deleted and replaced with the following:

" b) As payment in full for the control shares, the Purchaser shall ratably issue and deliver to the Vendors an aggregate of 4,000,000 shares of the Purchaser's authorized but unissued Series B Voting Convertible Preferred Stock, $0.001 par value per share, (hereafter referred to as the "Exchange Shares"); The Exchange Shares shall incorporate, inter alia, the right of conversion to Common shares at a ratio of 2.5 Common shares for each Exchange Share. The Exchange Shares shall be allocated among the Vendors and issued in proportion to their ownership of Control Shares. The said Exchange Shares, and the Common

SEC 1746 (10-97)                Page 8 of 23

Shares into which the same may be converted, may be subject to a legend giving notice of the provisions hereof and shall be held by the Corporate Secretary and released only following the occurrence of the events and in the numbers set forth in Schedule A thereto, or on the occurrence of a "Change in Control " of the Purchaser. "Change of Control" of the Purchaser shall be deemed to have occurred if:

(i) any person or entity acquires beneficial ownership of 20% or more of the Common Stock of the Purchaser then outstanding, or such other voting securities of the Company which results in such person or entity owning 20% or more of the combined voting power of the Purchaser's outstanding voting securities; or,

(ii) the shareholders of the Purchaser approve a reorganization, merger, consolidation, liquidation, or dissolution of the Purchaser, or, the sale or disposition of all of the assets of the Purchaser; or,

(iii) a change in the composition of the Board of Directors of the Purchaser, (the "Board"), occurs such that the individuals who constitute the Board on the 16th day of February, 1998 , become a minority of the Board, provided that such change does not occur as a result of the sickness, health, disability, death, or voluntary termination of any existing Board member.

     Notwithstanding the foregoing, a recapitalization or reorganization which results in all of the outstanding equity and voting securities of the Company following such recapitalization or reorganization being beneficially owned by shareholders of the Company in the same proportion as immediately prior to such recapitatlization or reorganization, shall not be deemed to be a change in control.

     In the event any one or more of the events described in Schedule A have not occurred prior to the expiration of 5 years from the date of execution of this agreement, the remaining shares not so released, shall be cancelled by the Purchaser; provided however, that the Purchaser, by its Board of Directors at their sole discretion from time to time, may extend the said 5 year time frame for such additional time or times up to a cumulative period of 2 years, as it may deem advisable and where, in their sole discretion, the failure to do so would be unfair to the Vendors.

     So long as any of the said Exchange Shares or the Common Shares into which the same are converted, are held by the Corporate Secretary in accordance with the terms of this Section or any other agreement or instructions given in relation thereto, the registered owners thereof shall have full voting rights and the right to receive dividends declared thereon, if any, with all other rights associated with the ownership of the same to be subject to the terms of this Section.

     The Vendor, by this Agreement, hereby requests and authorizes the Purchaser and its Corporate Secretary to effect such conversion of the Exchange Shares for Common Shares on its behalf."

SEC 1746 (10-97)                Page 9 of 23

2. The agreement collateral and supplementary to the said Share Exchange Agreement which was also executed on the 13th day of May, 1997, is hereby terminated and cancelled.

3. In all other respect the parties hereby confirm and ratify the contents of the said Share Exchange Agreement.

4. This amendment to the Share Exchange Agreement shall be executed in counterpart by all parties to or bound by the said Share Exchange Agreement and shall be effective and binding on the parties only after each of the parties have executed the same.

5. Wherever the neuter gender is used, the same shall be deemed to include the masculine or feminine and the singular shall be deemed to include the plural where the context so requires.


In Witness Whereof the parties hereto have executed this agreement effective the 16th day of March, 1998.


WaveRider Communications Inc.,  by:


--------------------------------                                ----------------
Secretary                                                       Date



                                 by:


----------------------           -------------------            ----------------
Shareholder                      Witness                        Date

SEC 1746 (10-97)                Page 10 of 23

                                    Exhibit B

                                ESCROW AGREEMENT

     This ESCROW AGREEMENT dated effective as of March 16th, 1998 by and between WaveRider Communications, Inc., a Nevada corporation (the "Company"), William E. Krebs, the corporate secretary of the Company (the "Escrow Agent"), and the holders of Common Stock issued upon conversion of the Series B Preferred Stock, each of which has executed this agreement in counterpart, (collectively, the "Stockholders").

                                   WITNESSETH:

     WHEREAS, pursuant to an Exchange Agreement (as defined below), the stockholders exchanged their shares of the capital stock of Major Wireless Communications, Inc. for shares of the Series B Preferred Stock (as defined below).

     WHEREAS, the Exchange Agreement provided that the shares of Series B Preferred Stock issued pursuant to the Exchange Agreement would be held by the secretary and released only upon the achievement of certain performance criteria.

     WHEREAS, the Company and the Stockholders also entered into a Collateral Agreement pursuant to which the Stockholders agreed not to convert their shares of Series B Preferred Stock until the required performance levels had been satisfied.

     WHEREAS, pursuant to the terms of a certain Shareholders Agreement (as defined below), the Company and the Stockholders have agreed that it would be in the best interests of the Company and the Stockholders to have the Stockholders convert their shares into shares of Common Stock.

     WHEREAS, in connection with such conversion, the Shareholders Agreement requires the Stockholders to execute and deliver this Escrow Agreement;

     NOW, THEREFORE, in consideration of the promises, the mutual covenants, representations and warranties made herein and the mutual benefits to be derived herefrom, the parties hereto agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

     As used in this Escrow Agreement, the defined terms set forth below have the respective meanings set forth below (each such meaning to be equally applicable to both the singular and plural forms of the respective terms so defined).

"Common  Stock ": the common stock of the Company.

"Company": WaveRider Communications, Inc., a Nevada corporation.

"Escrow Account": an account into which the Escrowed Shares are deposited and held by the Escrow Agent pursuant to this Agreement.

"Escrow Agent": the person or entity currently serving as escrow agent hereunder pursuant to Section 2.1 or Section 2.2.

SEC 1746 (10-97)                Page 11 of 23

"Escrowed Shares": the Common Stock of the Company issued upon conversion of the Series B Preferred Stock which is delivered to the Escrow Agent pursuant to the terms of the Shareholders Agreement, together with any additional shares of Common Stock or other securities distributed pursuant to a stock split, stock dividend, reclassification of shares or other similar transaction to which such shares may be subject.

"Exchange Agreement": that certain Share Exchange Agreement together with supplemental agreement thereto, both executed on the 13th day of May, 1997, between the Company and the shareholders of Major Wireless Communication, Inc., as amended.

"Series B Preferred Stock": the Series B Convertible Preferred Stock of the Company.

"Shareholder Agreement": the Shareholder Agreement, dated for reference the 16th day of March, 1998 among the Company and the Stockholders subject to the terms of the said Exchange Agreement.

"Stockholders": those individuals or entities together who have executed this agreement in counterpart and who are subject to the said Exchange Agreement.

                                    ARTICLE 2
                          APPOINTMENT OF ESCROW AGENT;
                             SUCCESSOR ESCROW AGENT

     2.1 Appointment of Escrow Agent. William E. Krebs is hereby appointed Escrow Agent hereunder, and accepts his appointment and designation as Escrow Agent pursuant to the terms and conditions of this Escrow Agreement. In the event William E. Krebs, or any successor to Mr. Krebs, ceases to serve as corporate secretary of the Company at any time, he shall also cease to serve as Escrow Agent hereunder, and the successor corporate secretary of the Company shall be designated as the successor Escrow Agent. Any such successor Escrow Agent shall deliver to each of the other parties hereto a written instrument accepting such appointment hereunder, whereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the Escrowed Shares in the Escrow Account at such time.

     2.2 Successors to Escrow Agreement. The Escrow Agent, or any successor to it hereafter appointed, may at any time resign by giving not less than 60 days prior written notice to each of the other parties hereto, and shall be discharged of its duties hereunder upon the appointment of a successor Escrow Agent as hereinafter provided. In the event of any such resignation, a successor Escrow Agent, shall be selected by the Company. Any such successor Escrow Agent shall deliver to each of the other parties hereto a written instrument accepting such appointment hereunder, whereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the Escrowed Shares in the Escrow Account at such time.

                                    ARTICLE 3
                               ESCROW ARRANGEMENTS

     3.1 Purpose of the Escrow Account. This Escrow Agreement has been executed and delivered, and the Escrow Account is hereby established, for the purpose of holding the Common Stock issuable upon conversion of the Series B Preferred Stock until certain performance criteria are met.

     3.2 Delivery of the Escrowed Shares. As soon as practicable following the conversion of the Series B Convertible Preferred Stock of the Company, the Company shall deliver to the Escrow Agent certificates, registered in the name of each of the Stockholders, for the Escrowed Shares. The Escrowed Shares shall represent shares that the Stockholders would otherwise be entitled to receive

SEC 1746 (10-97)                Page 12 of 23
upon conversion of the Series B Preferred Stock. The Stockholders will deliver to the Escrow Agent stock powers duly executed in blank. The Escrow Agent shall hold all of the Escrowed Shares in escrow for the benefit of the Stockholders and the Company in accordance with the terms and conditions hereof.

     3.3 Distribution of Escrowed Shares. The Escrow Agent shall release the Escrowed Shares to the Stockholders only upon the occurrence of the events and in the numbers set forth on Schedule A attached hereto, together with any dividends being held with respect to the shares being released. In the event that any one or more of the events described in Schedule A have not occurred prior to February 7, 2002 (the "Expiration Date"), any Escrowed Shares which have not been released in accordance with the provisions of this Agreement and Schedule A on or before the Expiration Date, together with any dividends or other distributions thereon, shall be canceled and returned to the Company; provided, however, that the Company by its Board of Directors at their sole discretion and from time to time, may extend such Expiration Date for such additional time or times up to February 7, 2004, and shall give notice to the Escrow Agent of any such extension. The Company shall notify the Escrow Agent and the Stockholders of the occurrence of an event described in Schedule A. The Escrowed Shares delivered to the Stockholders shall be in proportion to each Stockholder's ownership of the Escrowed Shares.

     3.4 Change in Control. In the event of a "change in control" of the Company (as defined below), then the Escrow Agent shall immediately upon the occurrence of the change in control release all of the Escrowed Shares to the Stockholders, together with any dividends being held with respect to the shares being released. For purposes of this Section 3.4, a change in control shall be deemed to have occurred if:

     (a) any person or entity acquires beneficial ownership of 20% or more of the Common Stock of the Company then outstanding, or such other voting securities of the Company which results in such person or entity owning 20% or more of the combined voting power of the Company's outstanding securities; or

     (b) the shareholders of the Company approve a reorganization, merger, consolidation, liquidation or dissolution of the Company, or, the sale or disposition of all the assets of the Company (a "Capital Transaction"); or

     (c) a change in the composition of the Board of Directors of the Company (the "Board") occurs such that the individuals who constitute the Board on February 16, 1998, become a minority of the Board, provided that such change does not occur as a result of the sickness, health, disability, voluntary termination of any existing Board Member.

     Notwithstanding the foregoing, a recapitalization or reorganization which results in all of the outstanding equity and voting securities of the Company following such recapitalization or reorganization being beneficially owned by shareholders of the Company in the same proportion as immediately prior to such recapitalization or reorganization, shall not be deemed to be a change in control.

     3.5 Dividends. Any securities, cash or other property in respect of any dividend, stock splits, recapitalizations, redemptions, liquidations, mergers, spin-offs, split-ups or exchanges or conversion of the Escrowed Shares shall be held in the Escrow Account by the Escrow Agent subject to all of the terms of this Escrow Agreement. The Escrow Agent shall retain as part of the Escrow Account any and all income derived from the Escrowed Shares and/or any other funds, investments or securities permitted by this Escrow Agreement, and such income shall become part of the Escrow Account and shall be distributed in accordance with the terms of this Escrow Agreement. During the term of this Agreement the Escrowed Shares may not be assigned, sold, transferred, pledged or otherwise transferred or encumbered.

     3.6 Right to Vote the Escrowed Shares. Each of the Stockholders shall have the right to the exercise of any voting rights pertaining to the Escrowed Shares registered in his name until such time as those shares are delivered to the Company pursuant to Section 3.3.

SEC 1746 (10-97)                Page 13 of 23

                                    ARTICLE 4
                            FEES OF THE ESCROW AGENT;
                       CERTAIN RIGHTS OF THE ESCROW AGENT

     4.1 Fees. The Escrow Agent shall not receive any fee but shall be reimbursed for all of his reasonable expenses, including counsel fees, incurred by him. All of the Escrow Agent's reasonable expenses, including counsel fees, hereunder shall be paid by the Company.

     4.2 Certain Rights of the Escrow Agent. (a) The Escrow Agent may act upon any instrument or other writing believed by it in good faith to be genuine and to be signed or presented by the proper person. The Escrow Agent shall not be liable to the Company or any of the Stockholders for any liability or losses sustained by the Company or such Stockholders as a result of any action taken or omitted to be taken by it in good faith unless a court of competent jurisdiction determines that the Escrow Agent's willful misconduct or gross negligence was the primary cause of any loss to the Company or any such Stockholder, as the case may be. The Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or omitted by it hereunder in good faith and in accordance with the opinion of such counsel.

     (b) Each of the Stockholders and the Company agree jointly and severally, to indemnify and hold harmless the Escrow Agent from all liabilities and losses that may be incurred by it as a result of its being named as a party to or responding to any litigation arising from the performance of its duties hereunder, except for such litigation that arises from any act or failure to act by the Escrow Agent that is determined by a court of competent jurisdiction to constitute willful misconduct or gross negligence.

     (c) The Escrow Agent will not be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to lost profits) even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

     (d) The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Escrow Agreement, and no other or further duties or responsibilities shall be implied. The Escrow Agent shall not have any liability under, nor duty to inquire into the terms and provisions of, any Escrow Agreement or instructions, other than as set forth in this Escrow Agreement.

     (e) In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Escrow Agreement, the Escrow Agent shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely the Escrowed Shares until it shall be directed otherwise in a written notice satisfactory to the Escrow Agent by the other parties hereto or by a final order or judgment of a court of competent jurisdiction.

     (f) In the event of a dispute between the Company and the Stockholders in connection herewith such that the Escrow Agent deems it necessary for its protection to do so, the Escrow Agent may deposit the Escrowed Shares into a court of competent jurisdiction and thereupon shall have no further duties in connection herewith to any party.

                                    ARTICLE 5
                              TERMINATION OF ESCROW
                         AND RELEASE OF ESCROWED SHARES

     5.1 Termination of Escrow. This Escrow Agreement shall terminate upon the earlier to occur of (i) the Expiration Date, as it may be extended, and (ii) the final distribution of the Escrowed Shares and the termination of the Escrow Account in accordance with Section 3.3 or 3.4 hereof.

SEC 1746 (10-97)                Page 14 of 23

                                    ARTICLE 6
                                  MISCELLANEOUS

     6.1 Notices, All notices, requests, demands and other communications pursuant to this Escrow Agreement shall be in writing, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice and shall be deemed to have been given and received: (i) the same day, if by hand delivery, (ii) the next day, if by overnight courier, (iii) five days after mailed, enclosed in a registered or certified post-paid envelope, return receipt requested, or (iv) upon telephone confirmation of receipt by facsimile transmission provided, however, that all notices, requests, demands and other communications to the Escrow Agent shall be deemed to have been given and received on the date received by the Escrow Agent: (a) If to the Stockholders, addressed to such Stockholders at their address as recorded on the Company records; (b) If to the Company, at 595 Howe Street, Suite 204, Vancouver, B.C., V6C 2T5; and (c) If to the Escrow Agent, at 595 Howe Street, Suite 204, Vancouver, B.C. V6C 2T5

Any notice of change of address shall be effective only upon receipt.

     6.2 Entire Escrow Agreement. This Escrow Agreement, in respect of the Escrow Agent, the Company and the Stockholders, together with the Shareholder Agreement, and exhibits and schedules thereto, in respect of the Company and the Stockholders, sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them.

     6.3 Governing Law, This Escrow Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of Nevada, without giving effect to principles of conflicts of law.

     6.4 Severability. If any provision of this Escrow Agreement or the application of any provision hereof to any person or circumstance is held invalid, the remainder of this Escrow Agreement and the application of such provision to other persons or circumstances shall not be affected thereby.

     6.5 Successors and Assigns. This Escrow Agreement and all action taken hereunder in accordance with the terms hereof shall be binding upon and inure to the benefit of the Company, the Stockholders and the Escrow Agent, and their respective successors and assigns.

     6.6 Counterparts: Headings. This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings contained in this Escrow Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Escrow Agreement.

     6.8 Amendment: Waiver. This Escrow Agreement shall not be changed, modified or amended except by a writing signed by all of the parties hereto. No failure or delay on the part of a party hereunder in the exercise of any right hereunder in enforcing or requiring the compliance or performance by any of the other parties hereunder of any of the terms or conditions of this Escrow Agreement shall operate as a waiver of any such right, or constitute a waiver of a breach of any such terms or conditions, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right, nor shall any of the aforementioned failures or delays affect or impair such rights generally in any way. The waiver by any party of a breach of any term or condition of this Escrow Agreement by the other party shall not operate as nor be construed as a waiver of any subsequent breach thereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

SEC 1746 (10-97)                Page 15 of 23

WaveRider Communications Inc.,  by:



---------------------------------                          ---------------------
President                                                  Date


by:


---------------------------------                          ---------------------
(Signature)                                                Date


--------------------
(Title)



---------------------------------    --------------------  ---------------------
William E. Krebs                     Witness               Date



SEC 1746 (10-97)                Page 16 of 23

Schedule "A"  -    Release of Shares:

(Extracted from Share Exchange Agreement; "MWCI" refers to Major Wireless Communications Inc.)


MWCI is a development stage company which had developed and has certain proprietary rights to technology allowing for the wireless transmission of both voice and data. Its initial move to the marketplace is in the field of internet delivery in which its wireless systems will be licensed to internet providers for a fee. The following schedule references the various stages of such marketing. "Prototype" refers to the complete system enabling such wireless transmission. "License agreements" refers to the agreements between MWCI and individual internet servers for the use of MWCI's system and "Gross Revenue" includes all cumulative revenue generated by MWCI whether from License fees, the lease or sale of equipment or otherwise, but does not include any taxes required to be collected by MWCI with respect to same.

Event                                                % of shares released

Prototype development completed                       5%
Prototype operational in one community               10%
25 Non-conditional License agreements signed
with non-refundable deposits received                15%
25 Licensees operational utilizing the system        15%
Gross revenue exceeds $10 million CDN                25%
Gross revenue exceeds $25 million CDN                30%



SEC 1746 (10-97)                Page 17 of 23

                                    Exhibit C
                                    ---------

                             SHAREHOLDERS AGREEMENT

     THIS SHAREHOLDERS AGREEMENT (the "Agreement") is entered into effective as of the 16th day of March, 1998, by and between WaveRider Communications, Inc., a Nevada corporation (the "Company") and each of the holders of the shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") of the Company identified on the signature page hereof (the "Series B Holders").

                                    RECITALS

     A. Pursuant to that certain Share Exchange Agreement together with a supplemental agreement thereto both executed on the 13th day of May, 1997 (together referred to herein as the "Exchange Agreement"), the holders of the Class A and Class B capital stock of Major Wireless Communications, Inc. ("Major Wireless") exchanged the shares of Class A and Class B capital stock held by them for shares of Series B Preferred Stock of the Company on the terms more fully set forth in the Exchange Agreement. A total of 4 million shares of Series B Preferred Stock were issued to the holders. The purpose of the exchange was to facilitate the acquisition of Major Wireless by the Company.

     B. The terms of the Series B Preferred Stock currently provide that each share is convertible into 10 shares of Common Stock of the Company. The shares of Series B Preferred Stock are being held by the corporate secretary of the Company pursuant to the terms of the Exchange Agreement which provide that the shares of Series B Preferred Stock will be released only upon the satisfaction of certain performance criteria. If the performance criteria are not satisfied within certain agreed upon time periods, the shares will be subject to cancellation.

     C. The Company needs to raise additional capital in order to finance the growth and operations of its businesses. Based on its discussions with its financial advisors and potential investors, the Company believes that the potential 40 million share dilution with respect to the Series B Preferred Stock could make it difficult for the Company to obtain financing on terms favorable to the Company.

     D. In order to facilitate the Company's ability to raise the capital that is critical to the success and continued operations of the Company, the Company has proposed a reduction in the conversion ratio with respect to the Series B Preferred Stock as well as the actual conversion of such stock into shares of Common Stock at such reduced ratio. Such proposal has been agreed to by all of the holders of the said Series B Preferred Stock in accordance with the terms and conditions herein contained. In addition, the parties have agreed that the terms of the Exchange Agreement will be modified to provide for the release of the shares of the Common Stock issuable upon conversion of the Series B Preferred Stock in the event of a change of control. The Series B Holders and the Company now desire to set forth their agreement with respect to such proposal.

SEC 1746 (10-97)                Page 18 of 23

                                    AGREEMENT


     NOW THEREFORE, upon these premises, in consideration of the mutual agreements contained herein, and in order to facilitate the raising of capital which is critical to the operations and success of the Company, the parties hereby agree as follows:

     1. Approval of Reduction in Conversion Ratio. Each Series B Holder hereby agrees to a reduction in the conversion ratio with respect to the shares of Series B Preferred Stock held by such Series B Holder from 10 shares of Common Stock for each share of Series B Preferred Stock to 2.5 shares of Common Stock for each share of Series B Preferred Stock. Each Series B Holder hereby acknowledges that it has agreed to such a reduction because it has determined independently that such a change will benefit the Holder because it will improve the Company's ability to raise the capital that is critical to the continued viability and success of the Company. Each Series B Holder acknowledges, however, that there can be no assurance that the Company will be successful in obtaining the additional capital notwithstanding the change in the terms of the Series B Preferred Stock.

     2. Approval of Amendment. Each of the Series B Holders agrees to vote its shares and to execute any action by written consent as may be necessary to amend the Certificate of Designation of the Series B Preferred Stock in order to reduce the conversion ratio.

     3. Conversion. Each Series B Holder hereby acknowledges that the Company would have more flexibility in obtaining the required capital if sufficient shares of Preferred Stock were available for issuance to new investors. In order to allow more shares of Preferred Stock to be available for designation and re-issuance by the Board of Directors, each of the Series B Holders hereby agrees to convert the shares of Series B Preferred Stock held by him/her into such number of shares of Common Stock as shall be determined by the new conversion ratio following the effectiveness of the amendment to the certificate of designation. Each Series B Holder shall promptly provide the Company with an executed, undated notice of conversion for all shares of Series B Preferred Stock held by such holder which shall be effective the date after the effective date of the amendment to the certificate of designation. By signing this Agreement below, each of the undersigned Series B Holders hereby authorizes the Company to date such notice of conversion the date after the effective date of the amendment to the certificate of designation and to convert the Series B Preferred Stock held by such holder on such date at the amended conversion ratio. Notwithstanding the conversion, the shares of Common Stock issued upon conversion of the Series B Preferred Stock shall remain subject to the terms of the Exchange Agreement, which provides that the shares shall be subject to cancellation if certain performance criteria are not met. The Exchange Agreement shall be amended to provide for a release of the shares upon a change in control of the Company. The parties shall enter into an amendment to the Exchange Agreement in the form attached hereto as Exhibit A and an Escrow Agreement in the form attached hereto as Exhibit B.

     4. Representations and Warranties. Each of the undersigned Series B Holders hereby represents and warrants as follows in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the amendment of the Certificate of Designation of the Series B Preferred Stock and the subsequent conversion of the Series B Preferred Stock:

SEC 1746 (10-97)                Page 19 of 23

     a. The Series B Holder has received a copy of the Information Statement which sets forth information concerning the effect of the reduction of the conversion ratio with respect to the Series B Preferred Stock. The Series B Holder understands that such change will reduce its ownership interest in the Company and that the ownership interest of the holders of the Common Stock of the Company will correspondingly be increased by the amount of the decrease in the ownership interest of the Series B Holders.

     b. The Series B Holder acknowledges that there can be no assurance that the Company will be successful in obtaining any required financing, even after giving effect to the change in the conversion ratio. In addition, the Company is not making any representation, and there can be no assurance, that the Company could not obtain the necessary financing if the terms of the Series B Preferred Stock remained unchanged. However, the Company believes that the proposed changes will increase the Company's ability to obtain the needed financing.

     c. The Series B Holder has had an opportunity to discuss the proposed reduction in the conversion ratio with its legal, financial and other advisors and has made an independent determination that such reduction is in its best interests.

     d. The Series B Holder further acknowledges and confirms it has received a copy of (i) the Company's Annual Report on Form 10-KSB, (ii) the Current Report on Form 8-K reporting the acquisition of Major Wireless, and (iii) the Company's Quarterly Report on Form 10-QSB for the nine month period ended September 30, 1997. All other documents, books, records and materials requested by the Series B Holder have been made available to it, the Series B Holder has been supplied with all additional information concerning the Company that has been requested, the Series B Holder has had a reasonable opportunity to ask questions of and receive answers from the Company or its representatives concerning the business of the Company and the transactions contemplated hereby, and all questions have been answered to the full satisfaction of the Series B Holder.

     e. The Series B Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated hereby.

     f. The Series B Holder understands that the shares of Common Stock issuable upon conversion of the Series B Preferred Stock have not been and will not be registered under the Securities Act of 1933, as amended (the "Act"), or any applicable state securities laws, and that the distribution contemplated hereby is being made in reliance upon one or more exemptions from the registration requirements of the 1933 Act and any applicable state securities laws.

     g. The Series B Holder is the sole and true party in interest and is not holding or acquiring the shares of Common Stock for the benefit of any other person. The shares of Common Stock to be issued upon conversion of the Series B Preferred Stock are being acquired solely for the Series B Holder's own account, for investment and not with a view to the resale, distribution or subdivision thereof.

SEC 1746 (10-97)                Page 20 of 23

     h. The Series B Holder acknowledges that it has had an opportunity to review and consider the amendments to the Exchange Agreement and the Collateral Agreement and the Escrow Agreement, and understands, that the shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall be subject to cancellation if certain performance criteria have not be satisfied. The Series B Holder has had the opportunity to discuss these amendments and the Escrow Agreement with its professional advisors. The Series B Holder acknowledges that neither the Company, nor any officer, director or representative, has made any representation or warranty to the Series B Holder concerning the future performance of the Company, the valuation of any of the Company's shares, the ability of the Company to obtain financing, or any other representation or warranty.

     i. The Series B Holder hereby acknowledges that the terms of the Series B Preferred Stock adopted by the Board of Directors which granted 10 votes per shares to each share of Series B Preferred Stock violated the terms of the Articles of Incorporation of the Company that provide that no share of Preferred Stock can have more than one vote per share. Because of the proposal to change the conversion ratio of the Series B Preferred Stock and the agreement to immediately convert the Series B Preferred Stock following such change, the Series B Holder understands and agrees that Board of Directors will not take any action to provide the holders of the Series B Preferred Stock with the 10 votes per share originally agreed upon. Accordingly, the Series B Holder acknowledges that upon conversion of the Series B Preferred Stock that it will only have one vote per share of Common Stock received upon conversion which will be the equivalent of 2.5 votes per share of Series B Preferred Stock outstanding prior to the conversion. The Series B Holder hereby acknowledges that it understands that (i) its voting power, as originally contemplated, will be reduced by approximately 75%, and (ii) the total voting power of the current holders of the Series B Preferred Stock shall be reduced as result of the change in the conversion ratio and the conversion of the Series B Preferred Stock to 25.7% (20.98% on a fully diluted basis) of the total voting power of the Company from 58.05% (51.51% on a fully diluted basis) of the total voting power the holders would have had if the original terms of the Series B Preferred Stock were properly authorized.

     j. The Series B Holder acknowledges that an investment in the shares of the Company is highly speculative and subject to substantial risks. The Series B Holder is capable of bearing the high degree of economic risk and the burden of this venture, including, but not limited to, the possibility of the complete loss of the investment.

     k. The Series B Holder understands that it may not, and agrees that it will not, sell, pledge or otherwise dispose of the shares, or any interest therein, unless the shares are subsequently registered under the 1933 Act and any applicable state securities laws or unless the Company receives an opinion of counsel satisfactory to it that an exemption from registration is available. The Series B Holder understands and acknowledges that until such time as the same is no longer required under the requirements of applicable securities laws, the certificates representing the shares of Common Stock to be issued upon conversion of the Series B Preferred Stock and all certificates issued in exchange therefor or in substitution thereof shall bear the following legend:

SEC 1746 (10-97)                Page 21 of 23

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES ACT OF ANY STATE AND THUS MAY NOT BE TRANSFERRED OR HYPOTHECATED UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE SECURITIES LAW OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER BOTH THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE SECURITIES LAW

     Stop transfer instructions have been or will be placed on the Shares so as to restrict the resale, pledge, hypothecation or other transfer thereof except in accordance with the provisions hereof. The undersigned consents to such instructions.

          l. The Series B Holder is not a resident or citizen of the United States.

     5. Indemnification. Each of the Series B Holders acknowledges that the representations and warranties and agreements contained herein are made by the Series B Holder with the intent that they may be relied upon by the Company in determining whether the shares of Common Stock may be issued in accordance with federal and state securities laws. Each Series B Holder hereby agrees to indemnify the Company, its officers, agents and employees and hold them harmless from and against any and all liability, damage, cost or expense incurred on account or arising out of: (1) Any inaccuracy in the declarations, representations, and warranties of such Series B Holder set forth in this Agreement; or (2) the disposition of any of the shares by the Series B Holder, contrary to the foregoing declarations, representations and warranties.

     6.  Miscellaneous.

          a. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to its conflicts of laws provisions.

          b. Severability. If any term or provision of this Agreement shall be adjudicated to be invalid, illegal or unenforceable, this Agreement shall be deemed amended to delete therefrom the term or provision thus adjudicated to be invalid, illegal or unenforceable and the validity of the other terms and provisions of this Agreement shall not be affected thereby.

          c. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute but one and the same instrument.

          d. Entire Agreement. This Agreement sets forth the entire agreement among the parties. No provision of this Agreement shall be altered, amended or revoked except by an instrument in writing signed by the Company and all of the Shareholders.

          e. References. The section headings used in this Agreement are for convenient reference only and shall not be considered or referred to in resolving any interpretation of this Agreement. Words used herein, regardless of the number or gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

          f. Attorneys' Fees. If a legal action or other proceeding is brought for enforcement of this Agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to

SEC 1746 (10-97)                Page 22 of 23
     recover reasonable attorney's fees and costs incurred, both before and after judgment, in addition to any other relief to which they may be entitled.


In Witness Whereof, the parties hereto have executed this Agreement on the dates indicated to be effective for all purposes as of the date first set forth above.


WaveRider Communications Inc.,  by:



---------------------------------------              ------------------
Secretary                                            Date

                                       By:


----------------------------    ----------------------        ------------------
Stockholder                     Witness                       Date

SEC 1746 (10-97)                Page 23 of 23